Exhibit (a)(11)


MetLife Contact: Kevin Foley                Conning Contact: Paul Kopsky
                 212 578-4132                                314-444-0423
                 Kfoley@metlife.com                          Pkopsky@Conning.com



                METLIFE COMPLETES TENDER OFFER FOR CONNING SHARES

New York, April 18, 2000 - Metropolitan Life Insurance Company and Conning Corporation (NASDAQ:CNNG) (Conning) announced today that MetLife has completed its tender offer for all outstanding shares of Conning common stock not already owned by MetLife, at a price of $12.50 per share. The tender offer expired at 12:00 midnight, New York City time, on April 17, 2000. MetLife has been advised by the depository for the tender offer that, as of the expiration of the tender offer, 5,348,876 Conning shares had been validly tendered and not withdrawn pursuant to the offer (including Conning shares tendered pursuant to the procedures for guaranteed delivery). This number, aggregated with the number of Conning shares that MetLife already beneficially owns, represents approximately 98% of the outstanding Conning shares. Cash payments for tendered shares are expected to commence promptly. As previously announced, MetLife plans to acquire the remaining approximately 2% of Conning shares for $12.50 per share through a cash merger, expected to be completed shortly.

Conning provides asset management services primarily to insurance companies and institutional investors, manages private equity funds investing in insurance and insurance-related companies, and conducts in-depth research on the insurance industry.

Metropolitan Life Insurance Company, a subsidiary of MetLife, Inc., is a leading provider of insurance and financial services to individual and group customers. The company, with $418.8 billion of assets under management as of December 31, 1999, on a pro-forma basis, including the acquisition of GenAmerica Corporation, serves approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. MetLife also has international insurance operations in 10 countries. For more information about MetLife, please visit the company's Web site at www.metlife.com.



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